April 6, 2010
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	KMG Chemicals, Inc. Form 10-K for the Fiscal Year Ended July 31, 2009 Filed October 15, 2009 Definitive Proxy Statement on Schedule 14A filed on October 30, 2009 File No. 000-29278
Dear Ms. Long:
KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated February 23, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Form 10-K and the Definitive Proxy Statement on Schedule 14A.
In this letter, I have reproduced your comments in italics typeface, and have made the Company’s responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. I respectfully request that the Staff provide its further comments at its earliest convenience.

Ms. Pamela A. Long
April 6, 2010

Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2009
Item 1. Business, page 1
1.	Based on the risk factor “Our business may be adversely affected by cyclical and seasonal effects” on page 12, it appears that you consider the seasonal effects on your business to be material. In future filings, please expand your business disclosure with regard to these seasonal effects in accordance with Item 101(c)(1)(v) of Regulation S-K.
We note only limited disclosure in the last paragraph on page 18, where you state that sales of your animal health products are seasonal.

Response:	The following additional disclosure is provided, and we propose to include comparable information in our description of the animal health business segment in future filings.

Sales of our animal health products are seasonal in that they are sold primarily in the warmer months of the year when pesticide control is most needed. In fiscal years 2007 through 2009, on average approximately 70% of the sales of the animal health segment were concentrated in our third and fourth quarters of the fiscal year.
Item 1A. Risk Factors, page 6
2.	In future filings, please remove the sentence “additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.”

Response:	The noted sentence will be removed in future filings.
Item 3. Legal Proceedings, page 14
3.	With respect to the 1998 Matamoros lawsuit, in future filings, please ensure that your disclosure in this section complies with Item 103 of Regulation S-K, including disclosure about the name of the court of the agency in which a proceeding is pending and the actual date the proceeding was instituted.

Response:	The following additional disclosure has been provided in our report on Form 10-Q filed on March 12, 2010, and we propose to include comparable information in future filings.

We have previously reported that a lawsuit was filed against our subsidiary, KMG de Mexico, respecting the title to the land on which our facility in Matamoros is located. The plaintiffs claim that their title to the land was superior to the person from whom our subsidiary bought the land. The lawsuit was initially filed in 1998 Matamoros, Mexico under Adolfo Cazares Rosas, et al vs. KMG de Mexico and Guillermo Villarreal. The plaintiffs are seeking to have our purchase overturned and to recover the land or its value. In January 2008, the case was sent by the appeals court back to the lower court to obtain additional factual information, and in April 20, 2009 the plaintiffs were required to re-file the case in the First Civil Court in Matamoros, Tamaulipas, Mexico as Adolfo Cazares, Luis Escudero and Juan Cue vs. KMG de Mexico and Guillermo Villarreal. The ultimate outcome of this litigation cannot be determined at this time, nor can the amount of any potential loss be reasonably estimated.

Ms. Pamela A. Long
April 6, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Outlook for Fiscal Year 2010, page 24
4.	At the end of the first paragraph you disclose that your “new cost structure for the business will yield a significant improvement in profitability.” In future filings, please elaborate on such efficiencies and cost structure improvements.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

The efficiency improvements came primarily from lowering distribution expenses, including freight, storage and handling expenses, in fiscal year 2009 as compared to fiscal year 2008.
Item 9A. Controls and Procedures, page 53
Disclosure Controls and Procedures, page 53
5.	We note your disclosure that controls and procedures “are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.” This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response:	We confirm that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by our annual report our disclosure controls and procedures were effective. We propose to include comparable information in future filings.

Ms. Pamela A. Long
April 6, 2010

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 10-K, page 56
6.	Pursuant to Item 601(b)(2) of Regulation S-K, in future filings, please file asset purchase agreements and similar documents as number (2) exhibits. As examples, we note Exhibits 10.26, 10.30, 10.31 and 10.36.

Response:	In our report on Form 10-Q filed March 12, 2010, we re-numbered Exhibits 10.26, 10.30, 10.31 and 10.36 as Exhibits 2.1, 2.2, 2.3 and 2.4, respectively. We propose to file asset purchase agreements as number (2) exhibits in future filings.
7.	We note that you have not filed the schedules and exhibits to the Amended and Restated Credit Agreement dated December 31, 2007 (Exhibit 10.39). Please file a complete copy of this agreement with your next Exchange Act report.

Response:	In our report on Form 10-Q filed March 12, 2010, we re-filed the Amended and Restated Credit Agreement dated December 31, 2007 (Exhibit 10.39) with all exhibits and schedules. We had not previously filed exhibits and schedules as we believe they were not material.
8.	We note that a number of the listed exhibits are marked with symbols, indicating the presence of related footnote disclosure; however, we are unable to locate it. Please advise or otherwise ensure that in future filings you include appropriate disclosure.

Response:	In subparagraph (b) of Item 15 we indicate that documents marked with an asterisk (*) are management contracts or compensatory plans, and portions of documents marked with a dagger (†) have been granted confidential treatment.

Ms. Pamela A. Long
April 6, 2010

Signatures
9.	In future filings, please have the annual report signed by the principal accounting officer. Please see General Instructions D.2.b. and c of Form 10-K.

Response:	In future filings we will have the annual report signed by the principal accounting officer.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 10
Executive Compensation, page 10
Base Salary, page 12
10.	The disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is no discussion of how the general factors noted in the middle of the first paragraph translated into the different percentages of salary increases. To the extent that the increases reflected solely market adjustments, please so state. In future filings please revise your disclosure accordingly.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

Increases in base salary in fiscal year 2009 were primarily driven by market adjustments in order to continue to implement a compensation strategy that by fiscal year 2011 is intended to pay base salary at approximately the 45th percentile of market survey data. Before adjustments to base salaries in November 2008, the base salaries for our named executive officers ranged between the 36th and 44th percentiles of the market survey data. After our November 2008 salary increases, base salaries of our named executive officers ranged between the 40th and 46th percentiles of the market survey data. In addition, increases in base salary reflect that we have grown substantially in size and in the complexity of our operations with the acquisition of the electronic chemicals business in December 2007.

Ms. Pamela A. Long
April 6, 2010

Annual Incentive Compensation, page 12
11.	In future filings, in accordance with Instruction 5 of Item 402(b) of Regulation S-K, please explain how return on assets was calculated from your audited financial statements.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

Return on assets for fiscal year 2009 was calculated by dividing pre-tax earnings plus interest, depreciation and amortization by the average for the year of total assets less cash. Solely for the purpose of establishing annual incentive compensation for fiscal year 2009, the committee determined that the return on assets was 17.8%, which satisfied the threshold level for annual incentive compensation.
12.	In future filings, please disclose the specific performance targets (including strategic goals) used to determine the annual incentive bonus amount. Please refer to Item 402(b) (2) (v) of Regulation S-K.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

See the response to comment No. 13.
13.	With respect to the personal objectives for each of the named executive officers, in accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee’s decisions in arriving at specific compensation amounts. In future filings please describe the individual goals and performance objectives for each named executive officer. If a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee’s decision to award the personal objective component of the annual incentive bonus. Please note that to the extent that the committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

Ms. Pamela A. Long
April 6, 2010

Strategic goals and personal goals for named executive officers are selected by the Compensation Committee based on input from the CEO, as to other executive officers, and other Board members. Only Mr. Butler had strategic goals for fiscal year 2009, and they involved developing a financing strategy for the company and integrating enterprise risk management approaches into our long-term strategy. The personal goals for each individual are generally selected from areas of the company’s business where the executive has the most direct and substantial involvement, and usually number from three to five items. They are often very specific, and usually include initiating or completing projects having a strategic or operational impact of importance. Because the personal goals are often very specific, we do not disclose them as we believe disclosure would disadvantage our business and competitiveness. Although achievement of the strategic and personal goals is determined by the Compensation Committee most often on the basis of a subjective or qualitative analysis, the committee tries to define the goals in a way that they can readily determine that they have been met. When the goals lend themselves to a quantitative approach, that method is used in those instances. In either case, however, the goals are defined in such a way that the Compensation Committee can readily determine if they have been achieved. For fiscal year 2009, the committee determined that Mr. Butler had satisfied his two strategic objectives at the target level and satisfied one of his personal goals at maximum and three at target. The committee also determined that Mr. Sobchak achieved three personal goals at maximum and one at target, Mr. Jackson achieved three personal goals at target, and Mr. Kremling achieved three personal goals at maximum and two at target.
Performance-Based Stock Awards, page 14
14.	We note that the named executives were granted performance-based Series 1 and Series 2 awards of restricted shares of common stock; however, your CD&A provides little analysis as to how the ultimate level of these equity awards was determined. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Response:	The following additional disclosure (in italics) is provided for Performance-Based Stock Awards in the Compensation Discussion and Analysis section of the proxy, and we propose to include comparable information in future filings.

Ms. Pamela A. Long
April 6, 2010

Current long-term incentives are outlined below for the targeted market percentile of our peer group for all executives. The Compensation Committee is continuing to increase long-term incentive awards toward a level above the market median. In fiscal year 2009, the Compensation Committee chose to use performance-based restricted stock for long-term incentives because it has a greater perceived value to executives over options, since their expected base value is not dependent on share price appreciation. Performance-based restricted stock, when compared to options, is usually favored by shareholders because of the direct link to company performance and the fact that restricted stock is less subject to manipulation based upon the timing of the grant. The Compensation Committee has also designed performance restricted stock awards to strongly encourage retention of executives by using three year overlapping performance periods.

Performance-based stock awards were granted to each of the named executive officers in fiscal year 2009 under our 2004 Long Term Incentive Plan. The awards were granted as Series 1 and Series 2 awards of shares of restricted stock, subject to performance vesting requirements. Performance under the awards is measured over a three-year measurement period beginning August 1, 2008. We also granted Series 1 and Series 2 awards of restricted shares to executives other than the named executive officers. The awards grant up to an aggregate amount of 18,175 shares of performance-based restricted stock to those employees. Shares for all recipients vest based on satisfaction of performance requirements at the end of the three years.

The fiscal year 2009 Series 1 awards granted the named executive officer up to an aggregate of 43,840 shares of restricted stock, subject to performance requirements of certain revenue growth objectives and average annual earnings before interest, tax, depreciation and amortization divided by average assets for the three year measurement period. The Series 2 awards granted the named executive officers up to an aggregate of 29,227 shares of restricted stock, subject to a performance requirement of earnings per share growth over the three year measurement period. The individual awards to particular named executive officers are described in the Grants of Plan Based Awards table.

Ms. Pamela A. Long
April 6, 2010

When considering the individual awards, the Compensation Committee determines, based on market survey data, a target award level as a percentage of base pay appropriate for each executive. The value of the restricted stock used to calculate the number of shares then awarded may take into consideration anticipated share appreciation, and in fiscal year 2009 the Compensation Committee assumed a Common Stock price of $15 per share when establishing awards (at the beginning of the 3-year performance measurement period for the awards the share price was $4.05). The Compensation Committee’s overall strategy for long-term incentive component of compensation is to target above the market median if performance objectives are achieved. Based on the market survey data and the plan to phase implementation of the compensation strategy through fiscal year 2011, the committee determined to make the performance awards a greater proportion of total compensation than in prior years.

Prior to our November 2008 salary increases, total targeted direct compensation for the named executive officers ranged between the 39th and 45th percentiles of the market survey data. After the November 2008 base salary increases took effect, and including long-term equity awards in fiscal year 2009, total targeted direct compensation for the named executive officers ranged between the 43rd and 73rd percentiles of the market survey data. The range is skewed as a result of the time-based shares granted to Mr. Kremling on his initial employment. The Grants of Plan Based Awards table sets forth the performance-based stock awards made to the named executive officers in fiscal year 2009.

In fiscal year 2009, the number of shares of restricted stock listed below vested for the following named executive officers from the Series 1 and Series 2 performance-based restricted stock awards granted in fiscal year 2007:
Performance-Based Stock Awards Vested in Fiscal Year 2009

Long-Term Incentive Performance
Objectives	Butler	Jackson	Kremling	Sobchak

Average annual return on equity percentage in relationship to annual revenue growth rate (Series 1) (1)	7,680	2,700	—	4,800

Compound Growth in Earnings per Share (Series 2) (2)	6,400	2,250	—	4,000

Total	14,080	4,950	—	8,800

(1)	The average annual return on equity percentage was 13.9% and the annual revenue growth rate was 43.6%, which resulted in 80% of the maximum award vesting.

(2)	The compound growth in earnings was 28.3%, which resulted in 100% of the maximum award vesting.

Ms. Pamela A. Long
April 6, 2010

Executive Severance Plan, page 16
15.	In future filings please identify here the named executive officers who are eligible for the ESP benefits (i.e., Mr. Kremling, as set forth on your page 23 disclosure). Also, please briefly explain what constitutes a qualifying termination under the ESP.

Response:	In future filings we will identify the named executive officers eligible for executive severance benefits under the ESP in this section. At present, Mr. Kremling is the only one.

The following description of a qualifying termination of the ESP was included in the proxy but not labeled as such: “The ESP is designed to provide an eligible employee with a severance payment in the event that the eligible employee (i) is affirmatively discharged from employment by us, other than a discharge for cause, or (ii) voluntarily terminates for good reason, as defined in the ESP.”

We propose to include comparable information in future filings, and label it as a qualifying termination.
Summary Compensation Table, page 19
16.	Please tell us why you have not reported executive compensation for fiscal years 2008 and 2007 in accordance with Item 402(c)(1) of Regulation S-K. Otherwise, in future filings please disclose executive compensation for each of the last three completed fiscal years.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings.

Ms. Pamela A. Long
April 6, 2010

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Position	Year	($)	($)(1)	($)(2)	($)(2)	($)(3)	($)(4)	($)
J. Neal Butler, Director, President and CEO	2009	339,454	500	88,981	29,455	132,018	11,516	601,924
	2008	289,270	1,000	100,918	38,309	97,480	8,341	535,318
	2007	216,995	1,500	84,548	49,847	130,002	7,685	490,577

John V. Sobchak, Vice President and CFO	2009	193,345	500	45,480	1,902	57,233	6,093	304,553
	2008	176,387	1,000	55,589	2,710	39,009	4,623	279,318
	2007	155,150	1,500	50,054	3,653	78,745	5,833	294,935

Roger C. Jackson, Vice President, General Counsel and Secretary	2009	178,590	500	27,812	—	43,210	5,964	256,076
	2008	160,188	1,000	33,041		21,253	5,414	220,896
	2007	136,600	1,500	39,014		66,533	5,388	249,035

Ernest C. Kremling, Vice President—Operations(1)	2009	210,684	500	49,295	—	61,152	7,423	329,054
	2008	104,146		43,576		24,733	2,077	174,532

(1)	Christmas bonus paid to employees.

(2)	Stock awards and option awards reflect the amount of compensation expense recognized in our financial statements for the fiscal years ended July 31, 2009, 2008 and 2007 for performance based restricted stock awards and stock options, as required under accounting principles generally accepted in the United States. The assumptions used in calculating the compensation expense are set forth in notes 12, 13 and 14, respectively, of our audited consolidated financial statements in our report on Form 10-K for the years ended July 31, 2009, 2008 and 2007. See also the table respecting Grants of Plan-Based Awards in Fiscal Year 20079 for the 2009 awards.

(3)	Non-equity incentive plan compensation represents payments under our annual incentive plan. See the discussion of our incentive plan under the Compensation Discussion and Analysis section of this Proxy Statement.

(4)	Under our 401(K) plan for U.S. based employees, we match up to 3% of an employee’s compensation. All other compensation included was primarily for contributions to our 401(k) plan, and to a lesser extent amounts for annual executive physicals as follows: (i) J. Neal Butler’s annual executive physical for years 2009, 2008 and 2007 was $1,350, $0 and $1,190, respectively, (ii) John V. Sobchak’s annual executive physical for years 2009, 2008 and 2007 was $1,215, $0 and 1,190, respectively, (iii) Roger C. Jackson’s annual executive physical for years 2009, 2008 and 2007 was $820, $800 and $1,300, respectively, and (iv) Ernest C. Kremling’s annual executive physical for 2009 and 2008 was $1,240 and $0, respectively.
17.	In the “Bonus” column you have reported $500 received by each executive officer. We are unable to locate CD&A disclosure or any other narrative disclosure related to such bonus. Please advise with a view toward future disclosure. Please see Item 402(e)(1) of Regulation S-K.

Response:	The bonus in fiscal years 2009, 2008 and 2007 was a Christmas bonus given to all employees.

Ms. Pamela A. Long
April 6, 2010

18.	Based on your footnote (2) disclosure to the Grants of Plan-Based Awards in Fiscal Year 2009 table found on page 20 that you did not grant any stock options in 2009, please explain how you are reporting the numbers in the “Stock Awards” and “Option Awards” columns.

Response:	The following additional disclosure is provided, and we propose to include comparable information in future filings. The last column of the table now reflects that no stock options were granted in fiscal year 2009 by removing that reference from the heading. The table has also been revised to respond to your comment No. 19 by adding a column and additional disclosure respecting estimated future payments under non-equity incentive plans.
Grants of Plan-Based Awards in Fiscal Year 2009

		Estimated Future				Estimated Future
		Payments Under				Payouts Under
		Non-Equity				Equity Incentive
		Incentive				Plan Awards			Grant Date Fair
	Grant	Plans ($)(1)				(#)(2)(3)		All Other	Value of Stock
Name	Date	Threshold	Target	Maximum	Series	Target	Maximum	Stock Awards	Awards
J. Neal Butler	12/2/2008	63,000	211,000	274,000	Series 1	15,214	22,129	—	$48,532
					Series 2	2,951	14,753	—	$9,412

John V. Sobchak	12/2/2008	24,000	78,000	102,000	Series 1	5,165	7,512	—	$16,475
					Series 2	1,002	5,008	—	$3,195

Roger C. Jackson	12/2/2008	22,000	73,000	94,000	Series 1	3,756	5,463	—	$11,981
					Series 2	728	3,642	—	$2,324

Ernest C. Kremling	12/2/2008	25,000	83,000	108,000	Series 1	6,006	8,736	—	$19,159
					Series 2	1,165	5,824	—	$3,716

(1)	Payments under the Non-Equity Incentive represent potential annual cash incentives. The actual amount of all non-equity incentives for fiscal year 2009 were determined and paid in early fiscal year 2010. Those amounts are included in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

Ms. Pamela A. Long
April 6, 2010

(2)	On December 2, 2008 certain executives, including executives in the above table, were granted performance-based restricted stock awards, Series 1 and Series 2. The estimated future payout of those awards is based on the assumptions used in calculating the compensation expense recognized in our consolidated financial statements in the year ended July 31, 2009. See note 12 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended July 31, 2009. The Series 1 awards are subject to a performance requirement composed of revenue growth and annual return on invested capital measured across a three-year period beginning August 1, 2008. The maximum award vests if, over the measuring period, the average annualized revenue growth rate is at least 22.2% while the average annual return on assets is at least 22%. Based on performance through July 31, 2009, we projected that 68.75% of the Series 1 awards would vest. The Series 1 award was projected to have an aggregate fair value of $96,147 for the executives in the table based on the grant date price of our Common Stock of $3.19. The Series 2 awards are subject to a performance requirement pertaining to the growth rate in our earnings per share over the same three year measurement period. If the annualized increase in earnings per share is 15% over the measuring period, a threshold of 20% of the award would vest. If the annualized increase is at least 27.5%, the entire award would vest. In our consolidated financial statements for the year ended July 31, 2009, we estimated that 20% of the Series 2 award would vest. The aggregate fair value of the award for the executives in the table was projected to be $18,647 based on the grant date price of $3.19 for our Common Stock.

(3)	See the discussion of our incentive plan under the Compensation Discussion and Analysis section of this Proxy Statement.
Grants of Plan-Based Awards in Fiscal Year 2009, page 20
19.	Based on your summary compensation table disclosure of your “Non-Equity Incentive Plan Compensation” on page 19, it appears that you have omitted here disclosure about estimated future pay-outs under non-equity incentive plan awards, in accordance with Item 402(d)(2)(iii) of Regulation S-K. Please advise, or otherwise include appropriate disclosure in your future filings.

Response:	The additional disclosure described above in our response to your comment No. 18 is provided, and we propose to include comparable information in future filings.
If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and the Company will supply further detail as quickly as reasonably possible.

Sincerely,

/s/ Roger C. Jackson

Roger C. Jackson

cc:	John V. Sobchak
William B. Nelson

Ms. Pamela A. Long
April 6, 2010

As requested in the letter dated February 23, 2010, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended July 31, 2009 and the Definitive Proxy Statement on Schedule 14A filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Definitive Proxy Statement on Schedule 14A;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Definitive Proxy Statement on Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement on Schedule 14A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ Roger C. Jackson

	Name:	Roger C. Jackson
	Title:	Vice President and General Counsel